November 16, 2005

Gary Todd

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Axsys Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2004 and
Form 10Q for the period ended April 2, 2005
File No. 000-16182

Dear Mr. Todd:

                  On behalf of Axsys Technologies, Inc., a Delaware corporation (“Axsys”, the “Company” or “we”), I am transmitting with this letter our responses to your letter dated November 4, 2005, setting forth certain comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission with respect to Axsys’ Form 10-K for the year ended December 31, 2004 and Axsys’ Form 10Q for the period ended April 2, 2005.

                  For the convenience of the Commission, this letter sets forth below Axsys’ response to each comment together with the text of the related Staff comment.  The paragraph numbers in this letter correspond to the paragraphs in the Staff’s comment letter.

1.              We note your acquisition of Telic on April 8, 2004 and of Diversified Optical Products on May 2, 2005.  We see that $9.4 million of the Telic purchase price and $44.5 million of the Diversified Optical Products purchase price were allocated to goodwill.  Tell us about the valuation methodologies and significant assumptions used to allocate the purchase prices to the acquired assets and liabilities, including goodwill and intangible assets.  Explain why such a significant portion of the purchase prices were allocated to goodwill.  Support that you have made purchase allocations that are appropriate under SFAS 141 and that those allocations identified all significant intangible assets.

Response:   We engaged the valuation department of a national independent accounting firm (“independent valuation firm”) to assist us with the identification and valuation of the intangible assets acquired for both acquisitions.  Axsys management valued all other assets and liabilities.  The specifics for each acquisition are below.

Telic Optics Inc. (Telic) — We allocated the purchase price using the general guidance provided in SFAS 141.  The purchase price was allocated as follows (in thousands):

Sales Price		$14,000
Working Capital Adjustment		(16)
Acquisition Costs		439
		14,423
less:	Customer Relationships	(2,200)
	Cash	(695)
	Accounts receivable	(1,055)
	Inventory	(839)
	Prepaid expenses	(20)
	Property, plant and equipment	(475)
	Accounts payable	107
	Other accrued liabilities	167
	Goodwill	$9,413

Telic manufactures precision lenses almost exclusively on a customer specification basis.  This product offering enabled us to broaden our family of products and vertically integrate our processes with those of Telic.  The acquisition brought us new optical design and manufacturing capabilities, infrared lens manufacturing capabilities and provided us with broader penetration into ground and sea-based programs.

Axsys management, in conjunction with the independent valuation firm, based on discussions with Telic management and guidance provided by SFAS 141, determined that Axsys acquired two intangible assets with the acquisition of Telic — customer relationships and an assembled workforce.

Telic had several major customer relationships at the time of the acquisition. These were not contract-based but existed due to the ongoing sales and regular contact with the customers. Most of the relationships were in existence for 10 to 20 years, with some as old as 30 years.  The fair value of these customer relationships was determined by estimating the free cash flows attributable to the customer relationships by using a form of the income approach called the excess earnings method.  The method assumes that the remaining cash flows after adjusting for operating expenses, taxes, and capital charges is attributable to the customer relationships.

For the valuation of the customer relationships, we focused primarily on Telic’s 11 major customers as of the valuation date. These customers accounted for approximately 97% of Telic’s revenue in 2003.  Given the long-term history Telic has had with its major customers, the life of the entire customer base, as determined by the independent valuation firm and deemed reasonable by Axsys management, is 20-25 years.  It was determined that the value of these customer relationships was $2.2 million.

Due to the high costs of material for lenses, an efficient, skilled workforce not only saves manufacturing time, but also saves raw material costs with respect to waste/scrap material.  Telic’s employees were highly trained and very experienced, with unique skill sets.  The assembled workforce, while not separable from goodwill under SFAS 141, was valued to assist with the valuation of the customer relationships.

We relied upon a variation of the cost approach, the replacement cost method, to estimate the fair value of the workforce. This approach was based upon the theory that the value of the workforce is a function of the recruiting and training costs that we would avoid by purchasing the workforce. The avoided cost of recruiting and training a comparable workforce would represent the value of the workforce.

Telic management provided us with estimates of the recruiting and training costs for the different groups of employees. These included salaries, headhunter fees, and training time and costs to bring the new hires to 100% productivity.   It was estimated that the fair value of the workforce to be $1.9 million.

No other intangible assets, separate from goodwill, were identified.

In accordance with SFAS 141, paragraph 37(c), raw material inventory was recorded at current replacement costs and work-in-process inventory was valued at the estimated selling price of finished goods less the estimated costs to complete and the estimated cost of disposal. Finished goods inventory was valued at the estimated selling price less the estimated cost of disposal. We did not take into consideration a reasonable profit margin for the selling effort as allowed by SFAS 141. Telic manufactures its products to customer specifications; as such, the selling effort occurs prior to the production process. Based on historical results, we determined that work-in-process inventory was, on average, 50% complete and the estimated selling price was based on actual cost incurred to date plus a historical 45% manufacturing profit margin. The estimated selling price of the finished goods inventory was based on actual cost incurred plus a historical 45% manufacturing profit margin.

We valued the property, plant and equipment at its current replacement cost based on internal assessments and market research on used equipment costs.

We determined that the book value of accounts receivable, prepaid insurance and benefits, accounts payable and other accrued liabilities properly reflected the fair market value of these assets and liabilities given the short-term nature and histories of each of these assets and liabilities.

Diversified Optical Products, Inc. (DiOP) — We allocated the purchase price using the general guidance provided in SFAS 141.  The preliminary purchase price was allocated as follows (in thousands):

Sales Price		$59,616
Working Capital Adjustment		(4,372)
Acquisition Costs		1,642
		56,886

less:	Intangible assets	(9,150)
	Cash	(2,009)
	Accounts receivable	(2,297)
	Inventories	(5,581)
	Property, plant and equipment	(2,024)
	Other assets	(266)
	Accounts payable	1,624
	Other accrued liabilities	7,354
	Goodwill	$44,537

With respect to synergies with existing Axsys businesses, DiOP nearly perfectly complements Axsys’ business unit in Billerica  (formerly Telic Optics).  Telic manufactures precision lenses almost exclusively on a customer specification basis.  DiOP, on the other hand, manufactures very high quality, high performance lenses, but is able to scale its production to much higher volumes.  This ability to rapidly scale the manufacturing will provide Axsys with significant future benefits due to synergies.

Axsys management, in conjunction with the independent valuation firm, based on discussions with DiOP management and guidance provided by SFAS 141, determined that Axsys acquired several intangible assets with the acquisition of DiOP as follows (in thousands):

Camera technology	$5,800
Customer relationships	2,600
Order backlog	400
Service contract with U.S. Government	200
Internally developed software	150
$9,150

Assembled workforce (included in goodwill)	$4,800

Camera technology was a valuable intangible asset since the future cash flows of the business would be negatively affected in the absence of the technology.  DiOP’s developed technology represented the developed camera-related technology, which is used primarily as a means of processing the images received through DiOP’s lens products and relaying or capturing the images produced.  The fair value of the technology was determined by estimating the free cash flows attributable to the cameras by using a form of the income approach called the relief-from-royalty method.  This method estimates the future royalties that would have to be paid to the owner of the technology for its current use.  The value of the asset is based on the savings from owning the technology, or the relief from royalties that would otherwise have to be paid to the technology owner.

The customer relationships included customers from the lens and coating segments of DiOP’s business.   These relationships are not contract-based but exist due to the ongoing sales and regular contact with the customers.  At the time of acquisition, DiOP had relationships with approximately 150 customers.  Of these customers, approximately 20 customers represented, on average, 90% of all lens assembly and coating revenues over the prior four years.  The majority of these 20 customers have been long-term customers of DiOP and, based on the nature of the product supplied and anticipated future requirements, Axsys management believes that these long-term relationships will continue.  Revenue attributable to customer relationships was based on 2004 revenue from lens and coating segments.   Revenue attributable to the order backlog was subtracted from the forecast, as it was included in a separately identified intangible asset.  The fair value of the customer relationships was determined based on discounted future cash flows using a discount rate of 15.0%.

DiOP’s order backlog as of the acquisition date was $9.9 million, including all segments of the business.  Revenue and margin assumptions were provided by DiOP’s management and are based on the estimated revenue and cost directly attributable to servicing the order backlog.  The earnings before income tax margin was based on estimates of the margin attributable to the order backlog.  A sales expense add-back was included, as the revenue in the backlog had already been sold and additional sales expenses would not be incurred to service the revenue.  We valued the backlog based on the projected economic income that would be generated by the backlog.

As of the acquisition date, DiOP was involved in a one-year contract with the United States government for a total of $1.8 million.  The contract had a term between March 1, 2005 and February 28, 2006 with renewal options for four subsequent years.   We valued the service contract utilizing the intangible valuation income approach.  Revenue attributable to the service contract was based on the current annual revenue from the contract.  The revenue was not grown as a change in the contract terms at renewal was unlikely.  Forecasted revenue from the service contract that was already included in the order backlog was subtracted from the forecast used to value the service contract.  The gross margin was based on DiOP management’s estimates of the margin attributable to this contract.  Selling, general and administrative expenses were estimated based on forecasted expenses less a sales expense add-back.

Internally developed software represents operational software created by DiOP to support its specific business functions.  In addition, this software was not developed, purchased, or licensed from third-party vendors.  DiOP had developed a software tool internally that was used for lens analytics and performance testing.  Had we not acquired this software, we would need to invest in recreating or replacing the software.  We estimated the fair value of this software by estimating the costs we would incur to recreate the software using man-days and cost per man-day.

Due to the high costs of material for lenses, an efficient, skilled workforce not only saves manufacturing time, but also saves raw materials costs with respect to waste/scrap material.  DiOP’s employees, particularly on the lens manufacturing side, are highly trained and very experienced, with unique skill sets.

The assembled workforce, while not separable from goodwill under SFAS 141, was valued to assist with the valuation of the other intangibles.  We relied upon a variation of the cost approach, the replacement cost method, to estimate the fair value of the workforce. This approach was based upon the theory that the value of the workforce is a function of the recruiting and training costs that we would avoid by purchasing the workforce. The avoided cost of recruiting and training a comparable workforce would represent the value of the workforce.   DiOP management provided us with estimates of the recruiting and training costs for the different groups of employees. These included salaries, headhunter fees, and training time and cost to bring the new hires to 100% productivity.

No other intangible assets, separate from goodwill, were identified.

In accordance with SFAS 141, paragraph 37(c), raw material inventory was recorded at current replacement costs and work-in-process inventory was valued at the estimated selling price of finished goods less the estimated costs to complete, the estimated cost of disposal and a reasonable profit margin for selling efforts. Finished goods inventory was valued at estimated selling price less the estimated cost of disposal and a reasonable profit margin for selling efforts. While some of DiOP’s products are manufactured to specific customer requirements, DiOP also manufacturers an end-use product where a post-manufacturing selling effort is required.  Based on historical results, we determined that work-in-process inventory was, on average, 50% complete and the selling price was based on actual cost incurred to date plus a 41% manufacturing profit margin. The selling price of the finished goods inventory was based on actual cost incurred plus a 36% manufacturing profit margin.

During 2004, DiOP had engaged an independent valuation firm to perform valuation services on its property, plant and equipment.    This firm utilized the orderly liquidation value approach to valuing the machinery and equipment and the office furniture and equipment.  We utilized this valuation report and internal knowledge to determine the appropriate fair market value of DiOP’s property, plant and equipment at the time of acquisition.

We determined that the book value of accounts receivable, other assets, accounts payable and other accrued liabilities properly reflected the fair market value of these assets and liabilities given the short-term nature and histories of each of these assets and liabilities.

2.              As a related matter, the footnotes to future filings should clearly indicate the factors you considered in agreeing to purchase prices that resulted in significant allocations to goodwill.

Response:  In all applicable future filings, we will indicate the factors we considered in agreeing to purchase prices that resulted in significant allocations to goodwill.

3.              We see the significance of the customer relationship asset to the purchase price for the Telic transaction.  In future filings please clarify how management estimated the fair value of the customer relationship asset.  Also, disclose the basis for the 22-year life assigned to the asset.  Please also apply this comment with respect to the customer relationship asset recorded in connection with the Diversified Optical Products transaction.

Response:   In all applicable future filings, we will clarify how we estimated the fair value of the customer relationships acquired with the Telic acquisition and the DiOP acquisition and we will disclose the basis for the lives assigned to these assets.

4.              We see that you received 4,596 shares of Axsys common stock as payment in lieu of cash for the exercise of incentive stock options.  Tell us about the terms and conditions of the cashless exercise provisions of your stock option plans.  Also, tell us how those provisions are considered in your accounting for stock options, including whether variable plan accounting is required under FIN 44.

Response:  Our Amended and Restated Long Term Incentive Plan, approved by our stockholders and our Board of Directors, allows for the purchase price for any shares purchased pursuant to the exercise of a stock option grant to be paid in full upon such exercise in cash, by check, or by transferring mature shares of Axsys common stock to Axsys. Any shares transferred to us as payment of the purchase price under a stock option exercise are valued at the fair market value on the day preceding the date of exercise.

In order for an employee to utilize stock as consideration for the exercise of stock options, the employee must have held the stock in their own account for at least six months.  Axsys management monitors this closely.

EITF 84-18 concluded, and FIN 44 supports, that if shares used to exercise a stock option have been owned, and therefore subject to market risk, by an employee for a reasonable holding period, this form of consideration would not alter the amount of compensation recorded.  EITF members indicated that a six-month period is acceptable to satisfy the holding period requirement.  Under APB 25, if a fixed stock option is granted at a price equal to the quoted market price of the stock on the grant date, no compensation expense is recognized.  All of our stock option grants are considered fixed, as defined by APB 25, as the exercise price is equal to the quoted market price on the date of grant.

In response to the Commission’s comments, Axsys hereby acknowledges that:

–                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses included herewith, please call me at (860) 594-5770.

Sincerely,

/s/ David A. Almeida

David A. Almeida

Vice President and Chief Financial Officer